                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ENGINEERING ANIMATION, INC.
                       (Name of Subject Company (Issuer))

                          UGS ACQUISITION CORPORATION,
                          a wholly owned subsidiary of
                           UNIGRAPHICS SOLUTIONS INC.
                       (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   29287210-8
                      (CUSIP Number of Class of Securities)

                             J. Randall Walti, Esq.
                                 General Counsel
                           UNIGRAPHICS SOLUTIONS INC.
                              13736 Riverport Drive
                        Maryland Heights, Missouri 63043
                             TELEPHONE: 314-344-5900
                             FACSIMILE: 314-344-2677
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                          William F. Bavinger III, Esq.
                                 Bryan Cave LLP
                           700 Thirteenth Street, N.W.
                              Washington, DC 20005
                             Telephone: 202-508-6082
                             Facsimile: 202-508-6200

                            CALCULATION OF FILING FEE
=============================================================================
          Transaction Valuation                     Amount of Filing Fee
              Not Applicable                           Not Applicable
=============================================================================



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    Not Applicable            Filing Party:     Not Applicable
Form or Registration No.:  Not Applicable            Date Filed:       Not Applicable


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

[UNIGRAPHICS SOLUTIONS LOGO]

                                                                   PRESS RELEASE

Editorial Contacts:
Jim Phelan                                  Jamie Wade
Unigraphics Solutions                       Engineering Animation, Inc.
314-344-5290                                515-296-6942
email: phelan@ugsolutions.com               email: jwade@eai.com

Investor Relations Contacts:
Doug Barnett                                Jamie Wade
Unigraphics Solutions                       Engineering Animation, Inc.
314-344-8448                                515-296-6942
barnettd@ugsolutions.com                    email: jwade@eai.com

          UNIGRAPHICS SOLUTIONS TO ACQUIRE ENGINEERING ANIMATION, INC.

      NEW COMPANY POSITIONED TO BECOME INDUSTRY LEADER IN INTERNET-ENABLED
           COLLABORATIVE PRODUCT COMMERCE SOLUTIONS FOR MANUFACTURERS

ST. LOUIS, MO and AMES, IA (September 5, 2000) -- Unigraphics Solutions Inc. (NYSE: UGS), a leading provider of collaborative product development software and services, and Engineering Animation, Inc. (Nasdaq: EAII), a developer of world-class visualization, collaboration and analysis tools, today announced that they have reached a definitive agreement allowing UGS to acquire EAI in a cash tender offer. The total purchase price, which also includes other acquisition-related costs, is expected to be about $205 million. The agreement calls for shareholders of EAI to receive $13.75 cash for each share of EAI common stock owned. The agreement has been approved by both companies' boards of directors.

OVERVIEW
Bringing together the complementary solutions and market strategies of these two world-class organizations represents a major strategic event for both companies. This business combination provides significantly expanded market opportunities and positions UGS to become a leader in Internet-enabled product development collaboration solutions.

UGS will maintain the independent nature of the EAI product set, ensuring that all current and future EAI customers -- including UGS competitors -- will continue to experience a high degree of interoperability with EAI technology. In doing so, UGS expects to establish the de facto standard for visual collaboration and interoperability solutions, becoming the manufacturing industry's leading supplier of these products.

This event represents the next logical step for two organizations that have been working closely together since

1998 and is expected to yield immediate benefits for several of UGS' existing marketing activities, while providing increased distribution opportunities for EAI software products.

"The Internet's impact on time, geography and `idea collaboration' in product life cycle development is significantly changing the way manufacturers compete," said Tony Affuso, president and CEO of Unigraphics Solutions. "Accelerated competitive demands require collaborative solutions with a significantly higher level of interoperability and ease of deployment. The combined resources of UGS and EAI will provide customers with the most comprehensive and effective solutions in the market and position UGS as the industry leader in Collaborative Product Commerce (CPC)."

DE FACTO STANDARDS FOR INTERNET-BASED CPC
EAI has gained widespread acceptance in the manufacturing industry by creating solutions that inter-operate with CAD/CAM and product data management (PDM) applications from all of the leading vendors. By maintaining this "vendor-neutral" policy, EAI -- with its popular suite of visualization solutions -- has created the most widely used format for sharing geometry over the Internet. Similarly, Parasolid, UGS' industry-leading geometry modeling software engine, has established itself as an industry standard for precise geometric models. By continuing to strengthen this vendor-neutral environment, and combining these powerful technologies with EAI's e-Vis(TM) solution for collaborative commerce, UGS expects to establish the de facto standard building blocks for visual CPC over the Internet.

EXPANDED DISTRIBUTION AND ENHANCED MARKET OPPORTUNITIES
"Joining forces with UGS will translate into an expanded market opportunity for EAI and our products," said Robert Nierman, president and COO of EAI. "The neutral business model defined for UGS' Parasolid modeling software is well structured for EAI's visualization and collaboration product suites. The complementary nature of our respective offerings and the resultant expanded distribution and support capabilities make this event a winner for our customers and employees."

The Parasolid community presents a significantly expanded distribution opportunity for EAI solutions, due to its large and rapidly growing install base. Currently, over 200 organizations license Parasolid, representing more than 600,000 end-users.

In addition, the acquisition should have a beneficial impact on UGS' existing market activity. The company is currently working with a premier list of leading manufacturing organizations to deliver integrated solutions for product development. The combination with EAI can be expected to further improve the value of UGS software offerings and accelerate delivery of these technologies.

STRONG ONGOING PARTNERSHIP

"EAI and UGS have been strategic partners since 1998," said Matt Rizai, CEO of Engineering Animation. "This acquisition agreement reflects the strength and quality of that relationship and an understanding of the potential our combined companies can realize in the market. It will give further momentum to our collaborative commerce initiative and our collective abilities to support collaborative commerce offerings."

The development teams from EAI and UGS have worked closely together since their strategic partnership began, sharing technology and development practices. EAI's visualization and digital mock-up tools already form the underlying infrastructure of UGS' ProductVision suite and provide the imbedded visualization functionality in iMAN, UGS' product content management application. These EAI tools are also tightly integrated with Unigraphics and Solid Edge, UGS' high-end and mid-range MCAD software solutions, providing direct access to product definition data in both applications.

FINANCIAL DETAILS AND TRANSACTION SUMMARY
UGS expects the transaction to be accretive to UGS' fiscal year 2001 earnings, excluding acquisition related amortization costs. In connection with this acquisition, UGS expects to record a one-time, non-cash charge for in-process research and development in the quarter ending December 31, 2000 in an amount yet to be determined. UGS has retained an independent appraisal firm to provide advice in connection with such determination. Excluding the charge for in-process research and development, UGS expects the acquisition to be $0.10 to $0.12 dilutive, excluding amortization costs, to fourth quarter 2000 earnings per share.

With approximately 12,058,850 EAI shares outstanding, the transaction has an equity valuation, excluding the impact of outstanding stock options, of $165.8 million. The transaction is structured as a $13.75 per share cash tender offer by a newly formed UGS subsidiary for at least a majority of the outstanding EAI shares on a fully diluted basis, followed by a merger at the same price per share. The consummation of the tender offer is subject to customary conditions, including expiration of applicable waiting periods under the antitrust/merger control laws of the United States and other countries. UGS expects to commence the tender offer in approximately one week, and under Securities and Exchange Commission (SEC) rules, the offer must be held open for a minimum of twenty business days.

The final merger would require the approval of EAI's shareholders at a special meeting called for such purpose (which would be assured if UGS acquires at least 51 percent of the outstanding shares in the tender offer) unless UGS acquires at least 90 percent of the outstanding shares in the tender offer, in which case the merger can be effected promptly after the consummation of the tender offer without a special meeting of shareholders. Matthew M. Rizai, EAI's Chairman and Chief Executive Officer, Martin J. Vanderploeg, EAI's Executive Vice President, and Jeffrey D. Trom, EAI's Vice President and Chief Technology Officer, have agreed to tender their shares in the cash tender offer and to vote their shares in favor of the merger.

The merger agreement includes customary non-solicitation, termination fee and expense reimbursement provisions. In addition, EAI has granted UGS an option to purchase approximately 2.4 million shares of EAI outstanding common stock at a price of $13.75 per share, exercisable under certain circumstances.

It is expected that EAI shareholders who do not tender their shares in the tender offer will receive $13.75 for each of their shares of common stock in the merger. Holders of outstanding vested EAI options will also receive $13.75 for each share of common stock underlying such options less the applicable option exercise price.

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. Investors and security holders are urged to read the following documents containing important information regarding the tender offer and merger, when they become available:

- UGS' tender offer statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and
-    EAI's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and any amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's web site (www.sec.gov). You may also obtain these documents, when available, free of charge from the Information Agent for the tender offer (to be announced).

Morgan Stanley Dean Witter & Co. has advised UGS on the transaction, and Goldman, Sachs & Co. and Colonnade Advisors LLC have advised EAI.

The purchase price will be funded through borrowings by UGS under its inter-company credit facility with Electronic Data Systems Corporation (NYSE:
EDS), UGS' majority shareholder. Excluding a one-time charge for in-process research and development referred to above, EDS expects the acquisition to be one to two cents dilutive to fourth quarter 2000 earnings per share.

FORWARD LOOKING STATEMENTS
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements." These statements represent the intentions, plans, expectations and beliefs of UGS and EAI, and are subject to risks, uncertainties and other factors, many of which are outside their control. These factors could cause actual results to differ materially from such forward-looking statements.

For a description of these factors, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in UGS' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and in the same section of EAI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

ABOUT EAI

Engineering Animation, Inc. is the leader in Internet-enabled visual process management, collaboration, analysis and communication solutions for extended manufacturing enterprises. EAI's solutions, which include e-Vis(TM) (www.e-vis.com), Open Enterprise Visualization(TM) and Virtual Factory(TM), help manufacturing companies drive down costs while improving business practices, efficiency, quality and time-to-market. The Company maintains its corporate headquarters and technology center in Ames, Iowa, and has offices worldwide. For more information, visit EAI at www.eai.com or call (515) 296-9908.

ABOUT UNIGRAPHICS SOLUTIONS

Unigraphics Solutions Inc. (NYSE: UGS) is focused on improving the entire product life cycle for design and manufacturing companies through the delivery of software and consulting service solutions that address process and productivity enhancements. Its CAD/CAM/CAE, product content management and e-Business solutions are designed to promote collaborative product commerce
(CPC) through incorporation of today's most advanced technology and intelligent use of the Internet. Headquartered in St. Louis, Missouri, UGS has been providing software solutions to engineering and manufacturing companies for over 25 years and is the first company in its industry to earn the ISO 9001/TickIT certification. Please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugsolutions.com.

                                       ###

Unigraphics Solutions, Parasolid, Solid Edge, Unigraphics, ProductVision, iMAN, GRIP, managedServices, LightningStart and RAPIDiMAN are trademarks, registered trademarks or service marks of Unigraphics Solutions Inc. EAI, e-VIS, Open Enterprise Visualization, and Virtual Factory are trademarks or registered trademarks of Engineering Animation, Inc. All other trademarks, registered trademarks or service marks belong to their respective holders. The information within is subject to change without notice and does not represent a commitment on the part of Unigraphics Solutions.

     FROM:        TONY AFFUSO
     SENT:        TUESDAY, SEPTEMBER 5, 2000 8:30 A.M.
     TO:          ALL UGS EMPLOYEES
     SUBJECT:     LETTER OF IMPORTANT ANNOUNCEMENT


     Teammates,

     I wanted to take a few moments to personally inform you about the exciting news we announced this morning just before Wall Street opened. The news is...UGS is acquiring EAI.

     The acquisition of EAI represents a major strategic event for both of our companies. Over the past year, the trend toward web-based engineering collaboration among OEMs, partners, suppliers and customers has increased dramatically. The Internet's impact on time, geography and "idea collaboration" in product life cycle development is significantly changing the way manufacturers compete. Accelerated competitive demands require collaborative solutions with a significantly higher level of interoperability and ease of deployment. It is based on this trend, that I believe the merger of UGS' and EAI's people & technology will equip us to become the new leader in the Internet-enabled Collaborative Product Commerce (CPC) market.

     I want you to know that the potential provided by this acquisition is extensive. EAI is the leader in internet-enabled visual process management, collaboration, analysis and communication solutions. The company not only brings a strong set of currently available products but also a gifted team of professionals who understand manufacturing, the power of the Internet and potential of collaboration exchange technology. In fact, their e-Vis product offering was the first design collaboration dot.com in the industry, and we intend to continue full engagement in this new market. Also, EAI provides us with the opportunity to sell well beyond our traditional customer base. And, I can assure you that key customers are pleased about this transaction and that the acquisition will give both companies added strength in current sales activities.

     Product Life Cycle collaboration will take on different forms, which will include data from UG, Solid Edge, iMAN, in-KEY, ProductVision, EAI, legacy systems and our competitors' CAD/PDM data as well. For collaboration of the CAD model, often the Parasolid-based precise image model is required. Other times, only an EAI lite-weight image is necessary to support Internet collaboration across an extended enterprise. The combination of our two companies will allow us to provide a new CAD-neutral platform that is based on the EAI and Parasolid formats and communicated over "e-Vis powered" Internet sites. This new CAD-neutral platform may well become the global industry standard for collaborative commerce!

     EAI is a global company with approximately 700 employees. As you can imagine, a quick, effective integration of our companies is fundamental to our success. I have asked Doug Barnett (UGS CFO) to lead our Transition team and many of you will be asked to participate. We will all most certainly be impacted, as we are asked to "step up the pace" to the speed of our new markets. As we work on the integration of our companies the emphasis must be on innovation, flexibility and teamwork. We are entering a period of tremendous upside potential and, of course, downside risk. That is the nature of the business as we continue to expand upon our MCAD base and make a move to become the new leader in the Internet-enabled Collaborative Product Commerce (or CPC) market. It is part of the excitement, the exhilaration. We wouldn't want it any other way!

     To keep ahead of the competition in our rapidly changing market, my direct reports & I are in the midst of updating our Strategic Plan. We have just completed our second intense three-day session and we will be meeting again in mid-September. At that time members of the EAI team will become involved, as we begin to flesh-out our strategies and define specific long-term initiatives to grow our newly merged capabilities into those of the industry leader. We also will be establishing a framework to facilitate our ability to anticipate market opportunities and react to competitive initiatives. It will be from this context that I look to you to become involved. Strategic and operational planning must permeate our company! All of our actions must support our new company vision. Your tough day-to-day decisions must be a part of strategy implementation. My direct reports and I look forward to sharing the results of the Strategic Planning activities with you within the next several weeks.

     So this is a time of tremendous energy for UGS and EAI. I want you to know that all our actions, from strategic planning through specific acquisitions and partnerships, are focused on growth - on being the industry leader! As I talk with many of you and see the results of your efforts, I know we share a common perspective. Together, we will be "Number 1"! Today, I think of when we acquired Parasolid (Shape Data), Solid Edge, Applicon and dCADE. Those were very important milestones in our history. They changed us; they significantly raised the market's perception of our company and provide the resource to take on new challenges. There is no doubt the EAI acquisition will have a similar and perhaps greater impact.

     Together we will be #1,

     Tony Affuso






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